PETER R. GIANNOPOULOS

SUMMARY

Brewpub Managment | Strategic Direction & Planning | Team Building

Event Marketing | Sales & Business Development | Craft Beer | Sales Forecasting

Restaurant Standards Of Service | Budget Control | Inventory & Supply Management

EXPERIENCE

1995-PRESENT **Sly Fox Brewing Company** Pottstown, PA

Founder & Managing Partner

- Sly Fox Brewing Co. has been awarded numerous medals and awards from the prestigious Great American Beer Festival for its craft beers. (Helles Golden Lager, Grisette Summer Ale, Pikeland Pils, Instgator Doppelbock, Octoberfest, and Rauch Bier)
- Sly Fox Brewing Co. releases first sixteen-ounce can – 360 IPA.
- Sly Fox Brewing Co. partners with the Schuylkill River Greenways National Heritage Area with release of new SRT Ale .
- Sly Fox Brewing Co. opens new 30,000 SF production facility and brewpub in Pottstown, PA.
- Sly Fox Brewing Co. is the first brewery to introduce 360-degree removable lid in North America.
- Sly Fox Brewing Co. designated as Regional Craft Brewery.
- Sly Fox Brewing Co. expands regional distribution to Delaware, Maryland, New Jersey, Virginia, New York, and Washington, DC.
- Sly Fox Brewing Co. opens 20-barrel brewery and pub in Royersford, PA.
- Sly Fox Brewing Co. is the first brewery in the Mid-Atlantic to open a twelve-ounce canning line.
- Sly Fox Brewhouse & Eatery named to Top Three Brew Pubs in North America by Beer Advocate.
- Sly Fox Brewing Co. launches Boch Fest and Goat Races at the Phoenixville location.
- Founded Chester County Brewing Company, Inc. / dba Sly Fox Brewing Company in Phoenixville, PA.

1982-1995 **Packaging Industry** Philadelphia Area, PA

Professional Sales Career

- Packaging Corporation of America
- Ivex Company
- Genpak Plastics
- Wyeth Pharmaceuticals
- Cresent Box Company

EDUCATION

Penn State University | 1982 State College, PA

The College of Liberal Arts - Management and Marketing

903 LIVINGSTON DRIVE | DOWNINGTOWN, PENNSYLVANIA 19335
PETEG@SLYFOXBEER.COM